AERO

2007 ANNUAL REPORT




AERO

CPI Aerostructures, Inc. is engaged in the contract production of structural aircraft parts principally for the U.S. Air Force and other branches of the U.S. armed forces, either as a prime contractor or as a subcontractor for other defense prime contractors. CPI Aero also acts as a subcontractor to prime aircraft contractors in the production of commercial aircraft parts. CPI Aero has over 27 years of experience as a contractor, completing over 2,400 contracts to date. Our competitive advantage lies in our ability to offer large contractor capabilities with the flexibility and responsiveness of a small company, while staying competitive in cost and delivering superior quality products.





HIGHLIGHTS OF THE YEAR

- New contract awards for 2007 were $37.7 million making 2007 our greatest award year ever.
- Total revenue increased 56% for the year.
- Gross margin increased 17%.
- Awarded approximately $6.0 million of commercial subcontracts from prime contractors.

While 2007 results showed significant improvement over 2006, with revenue increasing 56% and gross margin increasing 17%, we anticipate that 2008 will be the best revenue year in our history.

At this time last year, we told shareholders that we believed that CPI Aero was well positioned for strong growth in 2007 and was prepared for the changing landscape related to the future. As our financial results show, our assessment was correct and 2007 marked a major turnaround in our business and paved the way for substantial improvement in our top and bottom line in the coming years, due in great part to the success of our initiatives to grow our subcontracting and commercial businesses.

Prior to 2005, our strategy was focused on government and military sales as a prime contractor. Since then we have aggressively marketed our experience, skills and know-how to prime contractors with the goal of being named subcontractors on their awards. As a result, new contract awards for 2007 were $37.7 million as compared to $30.0 million in 2006, making 2007 our greatest award year ever. In 2007, we were awarded approximately $9.0 million of government subcontracts from prime contractors, compared to $7.0 million in 2006 and $2.2 million in 2005. Thirty percent and eighteen of our revenue in 2007 and 2006, respectively, was generated by subcontracts with defense prime contractors.

Encouraged by our success as a subcontractor to defense prime contractors and interest from the commercial sector, we are also pursuing opportunities to increase our commercial subcontracting business, which we expect will become a larger component of our business in the future. In 2007, we were awarded approximately $6.0 million of commercial subcontracts from prime contractors, substantially all of which was from Sikorsky Aircraft. Seven percent of our revenue in both 2007 and 2006 was generated by commercial contract sales.

New contract awards for 2008 have started strong as well. Through March 31, 2008, we had received $10.6 million of new contract awards, including a $4.2 million award from Sikorsky Aircraft, a $511,000 contract to provide the U.S. Government with two engine nose cowl assemblies for its E-3A Airborne Early Warning aircraft and a $1.5 million award to supply Vought Aircraft with parts for the C-5A Galaxy aircraft, including metal-bonded wing panels and door assemblies. In addition, in March 2008, Spirit awarded us a contract to provide major aerostructure assemblies, including structural leading edges, trailing edges and flap assemblies, for the Gulfstream G650 business jet,


Build it

Edward J. Fred
Chief Executive Officer and President

Eric Rosenfeld
Chairman of the Board of Directors

a commercial program that Spirit is supporting. This is a multi-year contract with an initial order of approximately $3.5 million. Potential revenue, however, over the life of this contract is estimated to be approximately $86 million.

While our 2007 results showed significant improvement over 2006, with revenue increasing 56% and gross margin increasing 17%, we anticipate that 2008 will be the best revenue year in our history and we believe that this trend will continue into 2009.

Based on this outlook, and the in-house work currently slated for delivery in 2008, we project that revenue for 2008 will approximate $35 million, with a resulting net income of approximately $2.6 million. These projections assume no receipt of any major awards, but simply the "normal" type of awards on which we have historically bid. The receipt of any major award or multiple successes, a return to the historic ordering pattern of the U.S. Government, significant releases on our previously awarded contracts, or winning a large subcontract award could enhance these projections significantly.

In conclusion, we would like to thank all of the members of our organization who have contributed to our successes in the past. We are grateful for the support and confidence of our shareholders, and remain committed to increasing shareholder value by positioning the Company to do what we do best: providing our government and our aerospace/defense and commercial customers with value-added engineering and quality on-time delivery.

Sincerely yours,

Edward J. Fred
Chief Executive Officer and President

Eric Rosenfeld
Chairman of the Board of Directors



Douglas McCrosson,
Vice President of Operations and
Bob Muller, Director of Major Programs

With the capabilities we have in-house or at our disposal, we also are tracking larger, longer-term and more complex projects.



COMMITTED TO EXCELLENCE

Our vision for CPI's future is to remain focused on our target market supplying structural parts such as skin panels, leading edges, flight control surfaces, engine components, wing tips, cowl doors, nacelle assemblies and inlet assemblies for long-lived military aircraft, most notably the C-5A "Galaxy" cargo jet, the T-38 "Talon" jet trainer, the C-130 "Hercules" cargo jet, the A-10 "Thunderbolt" or "Warthog" attack jet and the E-3 "Sentry" AWACS jet. In addition to being a prime contractor supplying the United States Air Force, other branches of the armed forces and related agencies, we now have broadened our customer base by pursuing subcontracting work from leading major aerospace prime contractors.

Because the leading major prime contractors are able to bid on larger contracts than we are, because of our small size, we believe that pursuing such opportunities will enable us to access programs that we would not otherwise be able to effectively complete. It is a large market place, one in which we excel, and where we see vastly expanding opportunities.

With the capabilities we have in-house or at our disposal, we also are tracking larger, longer-term and more complex projects. Typically, these projects require more substantial and sophisticated proposals, and award grants generally take some time. But once awarded, they add recurring, predictable revenue and allow us to enjoy efficiencies in purchasing, tooling and staffing.



WING PANEL, C-5A GALAXY




2107/042

Our technical team possesses extensive technical expertise and program management and integration capabilities.

TECHNICAL EXPERTISE

CPI has carved out a special niche within the multi-billion dollar aerospace/defense industry as a U.S. Government military contractor. Whether for standard replacement requirements or for major modification programs, our contracts are generally for subassemblies in which a series of parts are assembled together to form a larger unit that comprises a part of a complex aerodynamic structure.

CPI Aero has over 27 years of experience as a contractor. Most members of our management team have held management positions at large aerospace contractors, including Northrop Grumman Corporation, Lockheed Martin Corporation and The Fairchild Corporation.

Our technical team possesses extensive technical expertise and program management and integration capabilities. Our competitive advantage lies in our ability to offer large contractor capabilities with the flexibility and responsiveness of a small company, while staying competitive in cost and delivering superior quality products.





Vincent Palazzolo
Chief Financial Officer

The graph below matches CPI Aerostructures, Inc.'s cumulative 5-year total shareholder return on common stock with the cumulative total returns of the AMEX Composite index and the SPADE Defense index. The graph tracks the performance of a $100 investment in our common stock and in each of the indexes (with the reinvestment of all dividends) from 12/31/2002 to 12/31/2007.

	12/02	12/03	12/04	12/05	12/06	12/07
CPI Aerostructures, Inc.	100.00	270.45	260.23	228.64	164.55	197.73
AMEX Composite	100.00	143.18	175.20	215.26	257.04	299.37
SPADE Defense	100.00	125.72	150.81	170.80	211.94	257.86

The stock price performance included in this graph is not necessarily indicative of future stock price performance.









PRECISION MANUFACTURING

With our quality certifications, including ISO 9001:2000 and the AS9100 Aerospace Standard, our direct business with branches of the military, and our portfolio of large contractor skills, we are viewed as a prime military contractor. These skills include program management, engineering, tool design and fabrication, logistics and data management, configuration control through final assembly and test.

By focusing on our strengths in the arenas in which we excel, we have increased our new contract awards to a record $37.7 million in 2007.

Finally, nothing is more telling about our business execution than the caliber of our customer list and the numerous commendations they have bestowed on us. In addition to the U.S. Government, we are also a major subcontractor to such aerospace and defense industry giants as Sikorsky, Spirit Aerosystems, Lockheed Martin, Vought and Northrop Grumman.



T-38 STRUCTURAL INLETS



SELECTED FINANCIAL DATA

Statement of Operations Data:	Years Ended December 31,				
	2007	2006	2005	2004	2003
Revenue	$ 27,985,476	$ 17,907,989	$ 25,526,404	$ 30,269,030	$ 27,288,035
Income (loss) from operations	3,034,364	(1,908,336)	2,670,284	6,870,846	5,827,610
Net income (loss)	$1,906,896	$(1,265,006)	$1,519,433	$5,076,031	$8,393,278
IIncome (loss) per common share – basic	$0.34	$(0.23)	$0.28	$0.94	$1.72
Income (loss) per common share – diluted	$0.32	$(0.23)	$0.25	$0.83	$1.56

Balance Sheet Data:					
Cash	$338,391	$38,564	$877,182	$1,756,350	$2,794,310
Total assets	36,620,572	32,160,187	32,687,784	30,759,124	23,939,090
Working capital	28,716,968	25,122,504	26,029,916	24,396,402	19,319,374
Short-term debt	1,103,701	392,188	87,617	83,144	7,303
Long-term debt	7,605	-----	42,188	129,276	26,311
Shareholders' equity	29,603,514	26,177,655	27,162,272	25,416,388	19,832,803
Total liabilities and shareholders' equity	36,620,572	32,160,187	32,687,784	30,759,124	23,939,090

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Forward-Looking Statements

When used in this annual report the words or phrases "will likely result," "management expects" or "we expect," "will continue," "is anticipated," "estimated" or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Readers are cautioned not to place undue reliance on any such forward-looking statements, each of which speaks only as of the date made. As such statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical earnings and those presently anticipated or projected. The risks are included in "Item 1A: Risk Factors" and "Item 7: Management's Discussion and Analysis of Financial Condition and Results of Operations" included in our Form 10-K filed with the SEC. We have no obligation to publicly release the result of any revisions, which may be made to any forward-looking statements to reflect anticipated or unanticipated events or circumstances occurring after the date of such statements.

You should read the financial information set forth below in conjunction with our financial statements and notes thereto.

Business Operations

We are engaged in the contract production of structural aircraft parts principally for the U.S. Air Force and other branches of the U.S. armed forces, either as a prime contractor or as a subcontractor for other defense prime contractors. We also act as a subcontractor to prime contractors in the production of commercial aircraft parts. Our strategy for growth has focused on government and military sales as a prime contractor and increasingly as a subcontractor for leading aerospace prime contractors. In 2007, we were awarded approximately $22.7 million of prime contracts from the U.S. Government, compared to $23.0 million in 2006 and $14.4 million in 2005. Sixty-three percent (63%) and 75% of our revenue in 2007 and 2006, respectively, was generated by prime government contract sales. We were awarded approximately $9.0 million of government subcontracts from prime contractors in 2007 compared to $7.0 million in 2006 and $2.2 million in 2005. Thirty percent (30%) and 18% of our revenue in 2007 and 2006, respectively, was generated by subcontracts with defense prime contractors.

Due to our success as a subcontractor to defense prime contractors and growth in the commercial sector, we are also pursuing opportunities to increase our commercial subcontracting business.

In 2007, we were awarded approximately $6.0 million of commercial subcontracts from prime contractors. Seven (7%) of our revenue in both 2007 and 2006, was generated by commercial contract sales. In March 2008, we were awarded a multi-year contract from Spirit to provide Spirit with major aerostructure assemblies, including structural leading edges, trailing edges and flap assemblies, for the Gulfstream G650 business jet, a commercial aircraft program that Spirit is supporting. The initial order is valued at approximately $3.5 million and we expect to record approximately $3 million of revenue of under this contract during 2008. Potential revenue over the life of this program is expected to be approximately $86 million. Deliveries of these assemblies will begin in 2009 and continue through 2014.

After winning a contract, the length of the contract varies but is typically between six months and two years for U.S. government contracts (although our T-38 contract and our C-5 TOP contract are for periods of 10 years and 7 years, respectively), and up to 10 years for commercial contracts. Except in cases where contract terms permit us to bill on a progress basis, we must incur upfront costs in producing assemblies and bill our customers upon delivery. Because of the upfront costs incurred, the timing of our billings and the nature of the percentage-of-completion method of accounting described below, there can be a significant disparity between the periods in which (a) costs are expended, (b) revenue and earnings are recorded and (c) cash is received.

Critical Accounting Policies

Revenue Recognition

We recognize revenue from our contracts over the contractual period under the percentage-of-completion (POC) method of accounting. Under the POC method of accounting, sales and gross profit are recognized as work is performed based on the relationship between actual costs incurred and total estimated costs at the completion of the contract. Recognized revenues that will not be billed under the terms of the contract until a later date are recorded as an asset captioned "Costs and estimated earnings in excess of billings on uncompleted contracts." Contracts where billings to date have exceeded recognized revenues are recorded as a liability captioned "Billings in excess of costs and estimated earnings on uncompleted contracts." Changes to the original estimates may be required during the life of the contract. Estimates are reviewed monthly and the effect of any change in the estimated gross margin percentage for a contract is reflected in cost of sales in the period the change becomes known. The use of the POC method of accounting involves considerable use of estimates in determining revenues, costs and profits and in assigning the amounts to accounting periods. As a result, there can be a significant disparity between earnings (both for accounting and taxes) as reported and actual cash received by us during any reporting period. We continually evaluate all of the issues related to the assumptions, risks and uncertainties inherent with the application of the POC method of accounting; however, we cannot assure you that our estimates will be accurate. If our estimates are not accurate or a contract is terminated, we will be forced to adjust revenue in later periods. Furthermore, even if our estimates are accurate, we may have a shortfall in our cash flow and we may need to borrow money to pay taxes until the reported earnings materialize to actual cash receipts.

Stock-Based Compensation

Effective January 1, 2006, the Company adopted SFAS No. 123 R, "Share-Based Payment" for employee options, using the modified prospective transition method. SFAS 123 R revised SFAS 123 to eliminate the option to use the intrinsic value method and required the Company to expense the fair value of all employee stock-based compensation over the vesting period. Under the modified prospective transition method, the Company recognized compensation cost for the year ended December 31, 2007, which includes (1) period compensation cost related to share-based payments granted prior to, but not yet vested as of, January 1, 2008, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123 and (2) compensation cost related to share-based payments granted within the period, which vested fully upon grant. In accordance with the modified prospective method, the Company has not restated prior period results.

Results of Operations

Year Ended December 31, 2007 as Compared to the Year Ended December 31, 2006

Revenue. Revenue for the year ended December 31, 2007 was $27,985,476 compared to $17,907,989 for the same period last year, representing an increase of $10,077,487 or 56%.

We generate revenue primarily from government contracts for which we act as a prime contractor or as a subcontractor and, to a lesser extent, from commercial contracts. Revenue generated from prime government contracts for the year ended December 31, 2007 was $17,519,198 compared to $14,938,524 for the year ended December 31, 2006, an increase of $2,580,674 or 17%. Revenue generated from government subcontracts for the year ended December 31, 2007 was $8,563,465 compared to $1,688,686 for the year ended December 31, 2006, an increase of $6,874,779 or 407%. The increase in government contract revenue is predominantly the result of our efforts to increase our subcontracting business, which accounted for 30% of our total revenue in 2007 compared to 18% in 2006. Revenue generated from commercial contracts was $1,902,813 for the year ended December 31, 2007 compared to $1,280,779 for the year ended December 31, 2006, an increase of $622,034 or 49%. This increase resulted from our efforts to increase our commercial subcontracting business due to our success as a subcontractor to defense prime contractors and growth in the commercial sector.

During the year ended December 31, 2007, we received approximately $37.7 million of new contract awards, which included approximately $22.7 million of government prime contract awards, approximately $9.0 million of government subcontract awards and approximately $6.0 million of commercial subcontract awards, compared to $30.0 million of new contract awards in 2006, which included $23.0 million of government prime contract awards, $7.0 million of government subcontract awards and no commercial contract awards. Included in the 2006 government prime contract award amount is a $5.0 million release on our C-5 TOP contract compared to a $1.5 million C-5 TOP release in 2007.

As of December 31, 2007, we had approximately $220 million in bids outstanding. We continue to make bids on contracts on a weekly basis.

Gross profit. Gross profit for the year ended December 31, 2007 was $7,389,391 compared to $1,643,638 for the year ended December 31, 2006, an increase of $5,745,753. As a percentage of revenue, gross profit for the year ended December 31, 2007 was 26.4% compared to 9.2% for the same period last year.

The increased gross profit percentage was a result of several factors. As revenue has increased, our overhead application rate has improved, resulting in improved gross profit. Additionally, through a combination of on-site observation and additional consulting and engineering assistance that we have provided to our suppliers, we have worked at improving our suppliers' efficiency, on-time performance and quality, which, in turn, has helped to improve our profitability. Notwithstanding these improvements, the increase in gross profit percentage was lower than we expected because we incurred costs to reconfigure the physical layout of our facility to accommodate the increased activity that we anticipate from the new contracts that we have been awarded recently. While this initiative reduced net income, we expect that it will enhance our ability to increase net income in future years. Since we will be commencing various new, long-term programs in 2008 that tend to be less profitable in the early stages, we are projecting a 24% gross margin in 2008.

Selling, general and administrative expenses. Selling, general and administrative expenses for the year ended December 31, 2007 were $4,355,027 compared to $3,551,974 for the year ended December 31, 2006, an increase of $803,053, or 22.6%. This increase was primarily due to:

- a $327,000 increase in consulting fees related to bids and proposals, predominantly the result of new bidding activity on subcontract work;
- a $72,000 increase in public company fees, which includes fees paid for investor relations, fees for printing our reports and SEC filings, transfer agent fees and other expenses associated with being a public company;
- a $415,000 increase in accrued bonus earned by three of our officers; and
- a $54,000 increase in expenses relating to relocating one of our employees.

This increase was offset by a decrease in salaries of $86,000, resulting from having one less Vice President on staff for the majority of 2007.

Interest Expense. Interest expense for the year ended December 31, 2007 was $22,441, compared to $20,326 for 2006, an increase of $2,115 or 10%. Interest expense is considered immaterial to our operations in both 2007 and 2006.

Income (Loss) from operations. We had income from operations for the year ended December 31, 2007 of $3,034,364 compared to a loss from operations of 1,908,336 for the year ended December 31, 2006. The income was a result of higher sales and higher gross margins described earlier.

Year Ended December 31, 2006 as Compared to the Year Ended December 31, 2005

Revenue. Revenue for the year ended December 31, 2006 was $17,907,989 compared to $25,526,404 for 2005, representing a decrease of $7,618,415 or 30%. The decrease was due to fewer contract awards and releases in 2006 as compared to 2005, which resulted from the overall slowdown in the government contract award process and smaller than anticipated releases on our multiyear contracts during the 18 month period from February 2005 through August 2006.

Gross profit. Gross profit for the year ended December 31, 2006 was $1,643,638 compared to $6,013,013 for the year ended December 31, 2005, a decrease of $4,369,375. As a percentage of revenue, gross profit for the year ended December 31, 2006 was 9.2% compared to gross profit of 23.6% for the same period last year. The decrease in gross profit percentage was due to overtime and rework costs incurred to correct poor supplier workmanship and delays in deliveries by some of our suppliers.

Selling, general and administrative expenses. Selling, general and administrative expenses year ended December 31, 2006 were $3,551,974 compared to $3,342,729 for the year ended December 31, 2005, an increase of $209,245, or 6%. This increase was primarily due to recording non-cash compensation of approximately $256,000 related to stock options as required pursuant to SFAS 123R as described in Note 8 of the Condensed Financial Statements, offset by a decrease in legal and accounting fees of approximately $40,000.

Interest Expense. Interest expense for the year ended December 31, 2006 was $20,326, compared to $18,314 for 2005, an increase of $2,012. The change is deemed immaterial.

Income (Loss) from operations. We had a loss from operations for the year ended December 31, 2006 of $1,908,336 compared to income from operations of $2,670,284 for the year ended December 31, 2005. The loss was a result of lower sales and lower gross margins described earlier.

Liquidity and Capital Resources

General

At December 31, 2007, we had working capital of $28,713,968 compared to $25,122,504 at December 31, 2006, an increase of $3,591,464, or 14%.

Cash Flow

A large portion of our cash is used to pay for materials and processing costs associated with contracts that are in process and which do not provide for progress payments. Contracts that permit us to bill on a progress basis must be classified as "on time" for us to apply for progress payments. In February 2007, we agreed to pay $75,000 to have the late delivery orders on the C-5 TOP contract classified as "on time." Accordingly, beginning in February 2007, we have been able to apply for progress payments under this program. Costs for which we are not able to bill on a progress basis are components of "Costs and estimated earnings in excess of billings on uncompleted contracts" on our balance sheet and represent the aggregate costs and related earnings for uncompleted contracts for which the customer has not yet been billed. These costs and earnings are recovered upon shipment of products and presentation of billings in accordance with contract terms.

Because the POC method of accounting requires us to use estimates in determining revenues, costs and profits and in assigning the amounts to accounting periods, there can be a significant disparity between earnings (both for accounting and tax purposes) as reported and actual cash that we receive during any reporting period. Accordingly, it is possible that we may have a shortfall in our cash flow and may need to borrow money until the reported earnings materialize into actual cash receipts.

At December 31, 2007, our cash balance of $338,391 compared to $38,564 at December 31, 2006. In addition, at December 31, 2007, accounts receivable of $3,344,375 and costs in excess of billings on uncompleted contracts were $31,148,181, which represents unbilled receivables of approximately $29,268,000, which we expect to converted into cash within the next year.

JP Morgan Chase Credit Facility

In September 2003, we entered into a three year, revolving credit facility with JP Morgan Chase Bank (the "Chase Facility"), secured by our assets. In August 2006, we borrowed $350,000 under the Chase Facility. The Chase Facility was amended and restated in October 2006, further amended in May 2007 and expired on June 30, 2007. All borrowings under this facility were repaid in May 2007.

Sovereign Bank Credit Facility

In August 2007, we entered into a new two-year, $2.5 million revolving credit facility with Sovereign Bank (the "Sovereign Facility"), secured by all of our assets. The Sovereign Facility specifies an interest rate equal to the lower of LIBOR plus 2% or Sovereign Bank's prime rate (7.25% as of December 31, 2007). The Sovereign Facility contains financial covenants related to interest coverage, net income and capital expenditures, as defined in the credit agreement. As of December 31, 2007, we were in compliance with all of the financial covenants contained in the credit agreement. As of December 31, 2007, we had borrowed $1.1 million under the Sovereign Facility. On January 7, 2008, we repaid $500,000 of these borrowings.

We are currently negotiating with Sovereign Bank to secure additional financing to fund the initial costs related to the previously described long-term contract award from Spirit. We may not be able to obtain additional financing from Sovereign Bank or another financial institution on terms acceptable to us, or at all, which could materially adversely affect our business operations and financial condition.

Contractual Obligations

The table below summarizes information about our contractual obligations as of December 31, 2007 and the effects these obligations are expected to have on our liquidity and cash flow in the future years.

	Payments Due By Period ($)				
Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Short-Term Debt	$1,100,000	$1,100,000	-	-	-
Capital Lease Obligations	11,306	3,701	7,605	-	-
Operating Leases	3,139,867	409,772	856,794	908,973	964,328
Employment Agreement Compensation**	2,449,300	878,000	1,511,300	60,000	-
Total Contractual Cash Obligations	$6,700,473	$2,391,473	$2,375,699	$968,973	$964,328

** The employment agreements provide for bonus payments that are excluded from these amounts.

Inflation

Inflation historically has not had a material effect on our operations.

BALANCE SHEETS

Year ended December 31,	2007	2006
ASSETS		
Current Assets:		
Cash	$ 338,391	$ 38,564
Accounts receivable, net	3,344,375	1,422,135
Costs and estimated earnings in excess of billings on uncompleted contracts	31,148,181	28,783,708
Prepaid expenses and other current assets	216,405	133,618
Refundable income tax	528,470	628,470
Total current assets	**35,575,822**	**31,006,495**
Plant and equipment, net	719,069	855,736
Deferred income taxes	129,000	78,000
Other assets	196,681	219,956
Total Assets	**$36,620,572**	**$32,160,187**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	$ 4,234,370	$ 4,758,763
Accrued expenses	571,783	225,040
Current portion of long-term debt	3,701	42,188
Line of credit	1,100,000	350,000
Deferred income taxes	490,000	508,000
Income taxes payable	459,000	—
Total current liabilities	**6,858,854**	**5,883,991**
Long-term debt, net of current portion	7,605	—
Deferred income taxes	20,000	—
Other liabilities	130,599	98,541
Total Liabilities	**7,017,058**	**5,982,532**
Commitments		
Shareholders' Equity:		
Common stock - $.001 par value; authorized 50,000,000 shares, issued 5,816,457 and 5,478,807 shares, respectively, and outstanding 5,752,923 and 5,447,792 shares, respectively	5,816	5,479
Additional paid-in capital	24,787,296	23,048,520
Retained earnings	5,351,408	3,444,512
Treasury stock, 63,534 and 31,015 shares, respectively, of common stock (at cost)	(541,006)	(320,856)
Total Shareholders' Equity	**29,603,514**	**26,177,655**
Total Liabilities and Shareholders' Equity	**$36,620,572**	**$32,160,187**

STATEMENTS OF OPERATIONS

Year ended December 31,	2007	2006	2005
Revenue	$27,985,476	$17,907,989	$25,526,404
Cost of sales	20,596,085	16,264,351	19,513,391
Gross profit	7,389,391	1,643,638	6,013,013
Selling, general and administrative expenses	4,355,027	3,551,974	3,342,729
Income (loss) from operations	3,034,364	(1,908,336)	2,670,284
Interest income (expense)			
Interest income	4,973	6,656	5,463
Interest expense	(22,441)	(20,326)	(18,314)
Total other income (expense), net	(17,468)	(13,670)	(12,851)
Income (loss) before provision for (benefit from) income taxes	3,016,896	(1,922,006)	2,657,433
Provision for (benefit from) income taxes	1,110,000	(657,000)	1,138,000
Net income (loss)	$ 1,906,896	$ (1,265,006)	$ 1,519,433
Basic net income (loss) per common share:	$ 0.34	$ (0.23)	$ 0.28
Diluted net income (loss) per common share:	$ 0.32	$ (0.23)	$ 0.25
Shares used in computing earnings per common share:			
Basic	5,673,903	5,446,711	5,422,101
Diluted	6,028,480	5,446,711	6,114,808

STATEMENTS OF SHAREHOLDERS' EQUITY

Years ended December 31, 2007, 2006 and 2005

	Common Stock Shares	Amount	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Total Shareholders' Equity
Balance at January 1, 2005	5,443,415	$5,443	$22,541,716	$3,190,085	$(320,856)	$25,416,388
Net income	—	—	—	1,519,433	—	1,519,433
Common stock issued upon exercise of options	29,667	30	153,263	—	—	153,293
Common stock issued as employee compensation	1,975	2	19,156	—	—	19,158
Tax benefits from stock option plans	—	—	54,000	—	—	54,000
Balance at December 31, 2005	5,475,057	$5,475	$22,768,135	$4,709,518	$(320,856)	$27,162,272
Net loss	—	—	—	(1,265,006)	—	(1,265,006)
Common stock issued upon exercise of options	3,000	3	19,047	—	—	19,050
Common stock issued as employee compensation	750	1	5,064	—	—	5,065
Stock compensation expense	—	—	256,274	—	—	256,274
Balance at December 31, 2006	5,478,807	$5,479	$23,048,520	$3,444,512	$(320,856)	$26,177,655
Net income	—	—	—	1,906,896	—	1,906,896
Common stock issued upon exercise of options	335,000	335	838,415	—	—	838,750
Common stock issued as employee compensation	2,650	2	22,761	—	—	22,763
Stock compensation expense	—	—	382,600	—	—	382,600
Treasury stock	—	—	—	—	(220,150)	(220,150)
Tax benefit from stock option plans	—	—	495,000	—	—	495,000
Balance at December 31, 2007	5,816,457	$5,816	$24,787,296	$5,351,408	$(541,006)	$29,603,514

STATEMENTS OF CASH FLOWS

Year ended December 31,	2007	2006	2005
Cash flows from operating activities:			
Net income (loss)	$1,906,896	$(1,265,006)	$1,519,433
Adjustments to reconcile net income (loss)			
to net cash used in operating activities:			
Depreciation and amortization	235,227	215,973	193,628
Deferred rent	32,058	43,646	54,895
Stock-based compensation expense	382,600	256,274	—
Common stock issued as employee compensation	22,763	5,065	19,158
Deferred portion of provision (benefit) for income taxes	(49,000)	(48,000)	334,000
Tax benefit for stock options	(495,000)	(4,600)	54,000
Changes in operating assets and liabilities:			
(Increase) decrease in accounts receivable	(1,922,240)	427,661	(208,794)
Increase in costs and estimated earnings in excess of billings			
on uncompleted contracts	(2,364,473)	(394,506)	(2,358,695)
Decrease (increase) in prepaid expenses and other current assets	412,214	208,546	(136,888)
Decrease in other assets	23,275	23,274	—
(Decrease) increase in accounts payable and accrued expenses	(177,651)	278,102	(151,614)
Increase (decrease) in income taxes payable	459,000	(133,110)	4,110
Decrease (increase) in refundable income taxes	100,000	(628,470)	—
Net cash used in operating activities	(1,434,331)	(1,015,151)	(676,767)
Cash flows from investing activities:			
Purchase of plant and equipment	(98,560)	(109,500)	(273,080)
Net cash used in investing activities	(98,560)	(109,500)	(273,080)
Cash flows from financing activities:			
Proceeds from exercise of stock options	618,600	19,050	153,293
Payment of long-term debt	(30,882)	(87,617)	(82,614)
Proceeds from line of credit	750,000	350,000	—
Tax benefit for stock options	495,000	4,600	—
Net cash provided by financing activities	1,832,718	286,033	70,679
Net increase (decrease) in cash	299,827	(838,618)	(879,168)
Cash at beginning of year	38,564	877,182	1,756,350
Cash at end of year	$ 338,391	$ 38,564	$ 877,182
Supplemental schedule of noncash investing and financing activity:			
Stock options proceeds paid with Company's stock	$ 220,150	$ —	$ —
Supplemental schedule of cash flow information:			
Cash paid during the year for interest	$ 22,441	$ 20,326	$ 18,314
Cash paid for income taxes	$ 102,400	$ 403,093	$ 490,331

1. PRINCIPAL BUSINESS ACTIVITY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The operations of CPI Aerostructures, Inc. ("CPI Aero" or the "Company") consist of the design and production of complex aerospace structural subassemblies under U.S. government and commercial contracts. The length of the Company's contracts varies but is typically between six months and two years for U.S. government contracts, although the Company's T-38 contract and C-5 TOP contract are for 10 years and 7 years, respectively and up to 10 years for commercial contracts.

The Company's revenue is recognized based on the percentage of completion method of accounting for its contracts measured by the percentage of total costs incurred to date to estimated total costs at completion for each contract. Contract costs include all direct material, labor costs, tooling and those indirect costs related to contract performance, such as indirect labor, supplies, tools, repairs and depreciation costs. Selling, general and administrative costs are charged to expense as incurred. Estimated losses on uncompleted contracts are recognized in the period in which such losses are determined. Changes in job performance may result in revisions to costs and income and are recognized in the period in which revisions are determined to be required. The percentage of completion method of accounting involves considerable use of estimates in determining revenues, costs and profits and in assigning the amounts to accounting periods and, as a result, there can be a significant disparity between earnings (both for accounting and taxes) as reported and actual cash received by the Company's during any reporting period. In accordance with industry practice, costs and estimated earnings in excess of billings on uncompleted contracts, included in the accompanying balance sheets, contain amounts relating to contracts and programs with long production cycles, a portion of which will not be realized within one year. The Company's recorded revenue may be adjusted in later periods in the event that the Company's cost estimates prove to be inaccurate or a contract is terminated.

The Company's government contracts are subject to the procurement rules and regulations of the United States government. Many of the contract terms are dictated by these rules and regulations. Specifically, cost-based pricing is determined under the Federal Acquisition Regulations ("FAR"), which provide guidance on the types of costs that are allowable in establishing prices for goods and services under U.S. government contracts. For example, costs such as those related to charitable contributions, advertising, interest expense, and public relations are unallowable, and therefore not recoverable through sales. During and after the fulfillment of a government contract, the Company may be audited in respect of the direct and allocated indirect costs attributable thereto. These audits may result in adjustments to the Company's contract costs.

When contractual terms allow, the Company invoices its customers on a progress basis.

The Company maintains cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

Accounts receivable are reported at their outstanding unpaid principal balances. The Company writes off accounts when they are deemed to be uncollectible. The Company has experienced insignificant amounts of bad debts in such accounts.

Depreciation and amortization of plant and equipment is provided by the straight-line method over the estimated useful lives of the respective assets or the life of the lease, for leasehold improvements.

We recognize rent expense on a straight-line basis over the expected lease term. Within the provisions of certain leases there are escalations in payments over the lease term. The effects of the escalations have been reflected in rent expense on a straight-line basis over the expected lease term.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates by management. Actual results could differ from these estimates.

The Company reviews its long-lived assets and certain related intangibles for impairment whenever changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. As a result of its review, the Company does not believe that any such change has occurred. If such changes in circumstance are present, a loss is recognized to the extent the carrying value of the asset is in excess of the sum of the undiscounted cash flows expected to result from the use of the asset and amounts expected to be realized upon its eventual disposition.

The fair value of the Company's short-term debt is estimated based on the current rates offered to the Company for debt of similar terms and maturities. Using this method, the fair value of the Company's short-term debt was not significantly different than the stated value at December 31, 2007.

The Company incurred freight and delivery costs of approximately $144,000, $123,000 and $164,000, respectively, during the years ended December 31, 2007, 2006 and 2005. These costs are included in cost of sales.

Basic earnings per common share is computed using the weighted-average number of shares outstanding. Diluted earnings per common share is computed using the weighted-average number of shares outstanding adjusted for the incremental shares attributed to outstanding options and warrants to purchase common stock. Incremental shares of 354,377 were used in the calculation of diluted earnings per common share in 2007. Incremental shares of 320,000 were not included in the diluted earnings per share calculations at December 31, 2007, as their exercise price was in excess of the Company's quoted market price and, accordingly, these shares are not assumed to be exercised for the diluted earnings per share calculation. No incremental shares were included in the diluted earnings per share calculation for December 31, 2006 as the Company recorded a net loss and the effect would be anti-dilutive. Incremental shares of 692,707 were used in the calculation of diluted earnings per common share in 2005. Incremental shares of 155,000 were not included in the diluted earnings per share calculations at December 31, 2005, as their exercise price was in excess of the Company's stock price and, accordingly, these shares are not assumed to be exercised for the diluted earnings per share calculation.

Effective January 1, 2006, the Company began recording compensation expense associated with stock options in accordance with Statement of Financial Accounting Standard ("SFAS") No. 123R, "Share-Based Payment" ("SFAS No. 123R") Prior to January 1, 2006, the Company accounted for stock-based compensation related to stock options under the recognition and measurement principles of Accounting Principles Board Opinion No. 25; therefore, the Company measured compensation expense for its stock option plans using the intrinsic value method, that is, as the excess, if any, of the fair market value of the Company's stock at the grant date over the amount required to be paid to acquire the stock, and provided the disclosures required by SFAS No. 123 and 148.

The Company has adopted the modified prospective transition method provided under SFAS No. 123R, and as a result, has not retroactively adjusted results from prior period. Under this transition method, compensation expense associated with stock options recognized in fiscal year 2006 includes: (1) expense related to the remaining unvested portion of all stock option awards granted prior to January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123; and (2) expense related to all stock option awards granted subsequent to January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS No. 123R (See Note 8).

In June 2006, the Financial Accounting Standards Board ("FASB") issued interpretation No. 48, "Accounting for Uncertainty in Income Taxes-an interpretation of SFAS No. 109" ("FIN 48"), which clarifies the accounting for uncertainty in income taxes. Currently, the accounting for uncertainty in income taxes is subject to significant and varied interpretations that have resulted in diverse and inconsistent accounting practices and measurements. Addressing such diversity, FIN 48 prescribes a consistent recognition threshold and measurement attribute, as well as clear criteria for subsequently recognizing, derecognizing and measuring changes in such tax positions for financial statement purposes. The Company adopted the provision of FIN 48 effective January 1, 2007. The adoption of FIN 48 had no impact on our financial position, results of operations, cash flows or financial statement disclosures, nor did the Company have any related interest or penalties.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS 157 is effective for all financial statements issued for fiscal years beginning after November 15, 2007. The Company does not believe the adoption of SFAS 157 will have a material impact, if any, on its financial statements.

In February 2007, the FASB issued Statement No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" (SFAS 159"). SFAS 159 provides a "Fair Value Option" under which a company may irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and liabilities. SFAS 159 will be available on a contract-by-contract basis with changes in fair value recognized in earnings as those changes occur. SFAS 159 is effective for fiscal years beginning after November 15, 2007. SFAS 159 also allows early adoption provided that the entity also adopts the requirements of SFAS 157. The Company does not believe the adoption of SFAS 159 will have a material impact, if any, on its financial statements.

In December 2007, the FASB issued SFAS No. 141 (R), "Business Combinations" ("SFAS 141 (R)") (effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008), and SFAS No. 160, "Non-Controlling Interests in Consolidated Financial Statements" ("SFAS 160") (effective for annual periods beginning December 15, 2008). These new rules are products of a joint project between the FASB and the International Accounting Standards Board and continue the movement toward the greater use of fair values in financial reporting. SFAS 141 (R) will significantly change how future business acquisitions are accounted for and will impact financial statements both on the acquisition date and in subsequent periods. SFAS 160 will change the accounting and reporting for minority interests, which will be recharacterized as non-controlling interests and classified as a component of equity.

2. COSTS AND ESTIMATED EARNINGS IN EXCESS OF BILLIONS ON UNCOMPLETED CONTRACTS:

At December 31, 2007, costs and estimated earnings in excess of billings on uncompleted contracts (unbilled) consist of:

	U.S. Government	Commercial	Total
Costs incurred on uncompleted contracts	$57,487,194	$16,632,515	$74,119,709
Estimated earnings	36,465,753	7,248,714	43,714,467
	93,952,947	23,881,229	117,834,176
Less billings to date	64,782,716	21,903,279	86,685,995
Costs and estimated earnings in excess of billings on uncompleted contracts	$29,170,231	$1,977,950	$31,148,181

At December 31, 2006, costs and estimated earnings in excess of billings on uncompleted contracts (unbilled) consist of:

	U.S. Government	Commercial	Total
Costs incurred on uncompleted contracts	$45,799,483	$15,312,176	$61,111,659
Estimated earnings	27,022,765	6,666,257	33,689,022
	72,822,248	21,978,433	94,800,681
Less billings to date	45,978,150	20,038,823	66,016,973
Costs and estimated earnings in excess of billings on uncompleted contracts	$26,844,098	$1,939,610	$28,783,708

Unbilled costs and estimated earnings are billed in accordance with applicable contract terms. As of December 31, 2007, approximately $1,880,000 of the balances above are not expected to be collected within one year. There are no amounts billed under retainage provisions.

3. ACCOUNTS RECEIVABLE:

Accounts receivable consists of trade receivables as follows:

	2007	2006
Billed receivables	$3,338,207	$1,241,680
Unbilled receivables on completed contracts	15,148	239,435
Less: allowance for doubtful accounts	(8,980)	(58,980)
	$3,344,375	$1,422,135

4. PLANT AND EQUIPMENT:

Plant and equipment, at cost, consists of the following:

December 31,	2007	2006	Estimated Useful Life
Machinery and equipment	$571,647	570,062	5 to 10 years
Computer equipment	797,938	731,304	5 years
Furniture and fixtures	152,885	145,179	7 years
Automobiles and trucks	13,161	23,488	5 years
Leasehold improvements	621,829	613,935	10 years
	2,157,460	2,083,968	
Less accumulated depreciation and amortization	1,438,391	1,228,232	
	$719,069	$855,736	

Depreciation and amortization expense for the years ended December 31, 2007, 2006 and 2005 was $235,227, $215,973 and $193,628, respectively.

5. LINE OF CREDIT:

In September 2003, the Company entered into a three-year, revolving credit facility with JP Morgan Chase Bank (the "Chase Facility"), secured by the Company's assets. In August 2006, the Company borrowed $350,000 under the Chase Facility. The Chase Facility was amended and restated in October 2006, further amended in May 2007 and expired on June 30, 2007. All borrowings under this facility were repaid in May 2007.

In August 2007, the Company entered into a new two-year, $2.5 million revolving credit facility with Sovereign Bank (the "Sovereign Facility"), secured by all of the Company's assets. The Sovereign Facility specifies an interest rate equal to the lower of LIBOR plus 2% or Sovereign Bank's prime rate (7.25% as of December 31, 2007). The Sovereign Facility contains financial covenants related to interest coverage, net income and capital expenditures, as defined in the credit agreement. As of December 31, 2007, the Company was in compliance with all of the financial covenants contained in the credit agreement. As of December 31, 2007, the Company had borrowed $1.1 million against the Sovereign Facility. On January 7, 2008, the Company repaid $500,000 of these borrowings.

6. COMMITMENTS:

The Company has employment agreements with five employees. The aggregate future commitment under these agreements is as follows:

Year ending December 31,	
2008	$ 878,000
2009	924,300
2010	587,000
Thereafter	60,000
	$2,449,300

These agreements provide for additional bonus payments that are calculated as defined.

The Company leases an office and warehouse facility under a non-cancelable operating lease which expires in December 2014. The aggregate future commitment under this agreement is as follows:

Year ending December 31,	
2008	409,772
2009	422,066
2010	434,728
2011	447,770
2012	461,203
Thereafter	964,328
	$3,139,867

Rent expense for the years ended December 31, 2007, 2006 and 2005 was $430,056, $430,050 and $436,248, respectively.

7. INCOME TAXES:

The provision for (benefit from) income taxes consists of the following:

Years ended December 31,	2007	2006	2005
Current:			
Federal	$1,159,000	$(628,000)	$734,000
State and local			70,000
Deferred:			
Federal	(49,000)	(29,000)	334,000
	$1,110,000	$(657,000)	$1,138,000

The difference between the income tax provision (benefit) computed at the federal statutory rate and the actual tax provision (benefit) is accounted for as follows:

December 31,	2007	2006	2005
Taxes computed at the federal statutory rate	$1,026,000	$(597,000)	$ 904,000
State income taxes	—	(78,000)	70,000
Permanent differences	84,000	18,000	136,000
Utilization of net operating loss carryforward	—	—	28,000
	$1,110,000	$(657,000)	$1,138,000

The components of deferred income tax assets and liabilities are as follows:

	2007	2006
State net operating loss carryforwards	—	$78,000
Temporary differences	$(381,000)	(508,000)
	$(381,000)	$(430,000)

At December 31, 2007 and 2006, the temporary differences results from depreciation and difference in revenue recognized between book and taxes.

The Company recognized, for income tax purposes, a tax benefit of $495,000 and $4,600 and $54,000 for the years ended December 31, 2007, 2006 and 2005, respectively, for compensation expense related to its stock option plan for which no corresponding charge to operations has been recorded. Such amounts have been added to additional paid-in capital in those years.

8. EMPLOYEE STOCK OPTION PLANS:

Effective January 1, 2006, the Company began recording compensation expense associated with stock options in accordance SFAS No. 123R Prior to January 1, 2006, the Company accounted for stock-based compensation related to stock options under the recognition and measurement principles of Accounting Principles Board Opinion No. 25; therefore, the Company measured compensation expense for its stock option plans using the intrinsic value method, that is, as the excess, if any, of the fair market value of the Company's stock at the grant date over the amount required to be paid to acquire the stock, and provided the disclosures required by SFAS No. 123 and 148.

The Company has adopted the modified prospective transition method provided under SFAS No. 123R, and as a result, has not retroactively adjusted results from prior period. Under this transition method, compensation expense associated with stock options recognized in fiscal year 2006 includes: (1) expense related to the remaining unvested portion of all stock option awards granted prior to January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123; and (2) expense related to all stock option awards granted subsequent to January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS No. 123R. The modified transition method includes a simplified method to establish the beginning balance of the additional paid-in-capital pool related to the tax effects of employee share-based compensation, which is available to absorb tax deficiencies recognized subsequent to the adoption of SFAS 123R.

As a result of the adoption of SFAS No. 123R, the Company's net income (loss) for the years ended December 31, 2007 and 2006, includes approximately $383,000 and $256,000 of compensation expense, respectively and related reductions in income tax payable of approximately $495,000 and $4,600, respectively. The compensation expense related to the Company's stock-based compensation arrangements is recorded as a component of selling, general and administrative expenses. Prior to the Company's adoption of SFAS 123R, the Company presented tax benefits resulting from the exercise of stock options as cash flows from operating activities on the Company's statement of cash flows. SFAS 123R requires that cash flows resulting from tax deductions in excess of the cumulative compensation cost recognized from options exercised (excess tax benefits) be classified as cash inflows from financing activities and cash outflows from operating activities.

In April 1992, the Company adopted the 1992 Stock Option Plan (the "1992 Plan"). The 1992 Plan, for which 83,334 common shares are reserved for issuance, provides for the issuance of either incentive stock options or nonqualified stock options to employees, consultants or others who provide services to the Company. The options may not be exercised more than five years from the date of issuance. No more options may be granted under the 1992 Plan.

In 1995, the Company adopted the 1995 Stock Option Plan (the "1995 Plan"), as amended, for which 200,000 common shares are reserved for issuance. The 1995 Plan provides for the issuance of either incentive stock options or nonqualified stock options to employees, consultants or others who provide services to the Company. The options' exercise price is equal to the closing price of the Company's shares on the day of issuance, except for incentive stock options granted to the Company's president, which are exercisable at 110% of the closing price of the Company's shares on the date of issuance.

In 1998, the Company adopted the 1998 Performance Equity Plan (the "1998 Plan"). The 1998 Plan, as amended, reserved 463,334 common shares for issuance. The 1998 Plan provides for the issuance of either incentive stock options or nonqualified stock options to employees, consultants or others who provide services to the Company. The options' exercise price is equal to the closing price of the Company's shares on the day of issuance, except for incentive stock options granted to the Company's president, which are exercisable at 110% of the closing price of the Company's shares on the date of issuance.

In 2000, the Company adopted the Performance Equity Plan 2000 (the "2000 Plan"). The 2000 Plan, as amended, reserved 1,230,000 common shares for issuance. The 2000 Plan provides for the issuance of either incentive stock options or nonqualified stock options to employees, consultants or others who provide services to the Company. The options' exercise price is equal to the closing price of the Company's shares on the day of issuance, except for incentive stock options granted to the Company's president, which are exercisable at 110% of the closing price of the Company's shares on the date of issuance.

The Company has 285 options available for grant under the 1995 Plan, 666 options available for grant under the 1998 Plan, and 181,667 options available for grant under the 2000 Plan.

The estimated fair value of each option award granted was determined on the date of grant using the Black-Scholes option valuation model. The following weighted-average assumptions were used for option grants during the years ended December 31, 2007, 2006 and 2005:

	2007	2006	2005
Risk-free interest rate	4.9%	4.2%	3.9%
Expected volatility	68%	61%	32%
Dividend yield	0%	0%	0%
Expected option term-in years	5	5	5

The risk free interest rate for the years ended December 31, 2007, 2006 and 2005 is based on the 5 year U.S. Treasury note rate on the day of grant. The expected volatility computation for the year ended December 31, 2005 is based on the average of the volatility over the most recent two year period. The expected volatility computation for the years ended December 31, 2007 and 2006 is based on the average of the volatility over the most recent four year period, which represents the Company's estimate of expected volatility over the expected option term. The Company has never paid a dividend, and is not expected to pay a dividend in the foreseeable future, therefore the dividend yield is assumed to be zero.

A summary of the status of the Company's stock option plans is as follows:

Fixed Options	Options	Weighted average Exercise Price	Weighted average remaining contractual term (in years)	Aggregate Intrinsic Value
Outstanding				
At January 1, 2005	1,074,752	$4.53	6.39	
Granted during period	80,000	10.01		
Exercised	(24,667)	5.88		
Forfeited/Expired	—			
Outstanding and vested at December 31, 2005	1,130,085	$5.14	5.36	
Granted during period	113,333	8.12		
Exercised	(3,000)	6.35		
Forfeited/Expired	—			
Outstanding at December 31, 2006	1,240,418	$5.17	4.38	
Granted during period	105,000	7.27		
Exercised	(335,000)	2.50		
Forfeited/Expired	—			
Outstanding at December 31, 2007	1,010,418	$6.28	3.91	$2,030,826
Vested at December 31, 2007	968,751	$6.23	3.65	$1,999,994

The weighted-average fair value of each option granted during the years ended December 31, 2007, 2006 and 2005, estimated as of the grant date using the Black-Scholes option valuation model was $4.41, $2.78 and $3.49, respectively.

The Company's stock options granted to non-employee directors vest immediately upon grant and have a maximum contractual term of five years. Stock options granted to employees vest over three years and have a maximum contractual term of ten years. The expected option term is calculated utilizing historical data of option exercises.

As of December 31, 2007 and 2006, there was $175,868 and $90,562, respectively, of unrecognized compensation cost related to non-vested stock option awards which will be amortized through December 2010, the requisite service period.

During the year ended December 31, 2007, 250,000 stock options were exercised for cash resulting in proceeds to the Company of $618,800. In addition, 85,000 stock options were exercised on a cashless basis, pursuant to provisions of the stock option plans. The Company received 30,554 shares of its common stock in exchange for the 85,000 shares issued in the exercise. The 30,554 shares that the Company received were valued at $220,150, the fair market value of the shares on the date of exercise, and were added to treasury stock.

During the year ended December 31, 2007, the Company earned a tax benefit of approximately $554,000 resulting from the exercise of stock options. This amount has been credited to additional paid-in capital and applied to the current tax liability.

The net income for the year December 31, 2005 does not include any compensation charges related to options granted to employees. The following table illustrates the pro forma effect on net loss and loss per share assuming the Company had applied the fair value recognition provisions of SFAS 123 instead of the intrinsic value method under APB No. 25 to stock-based employee compensation for the year ended December 31, 2005:

Year ended December 31, 2005	
Net income - as reported	$1,519,433
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	483,205
Net income - pro forma	$1,036,228
Basic income per share - as reported	$0.28
Basic income per share - pro forma	$0.19
Diluted income per share - as reported	$0.25
Diluted income per share - pro forma	$0.17

9. WARRANTS AND OPTIONS:

In February 2003, the Company issued to an underwriter (and its designees) warrants to purchase an aggregate of 200,000 shares of the Company's common stock as compensation related to the Company's public offering. The warrants are exercisable, in whole or in part, at $4.40 per share from February 2004 through February 2008. At December 31, 2007, 2006, and 2005, warrants to purchase 195,000 shares remain outstanding.

In February 2008, all of the warrants to purchase shares were exercised.

10. EMPLOYEE BENEFIT PLAN:

On September 11, 1996, The Company's board of directors instituted a defined contribution plan under Section 401(k) of the Internal Revenue Code (the "Code"). On October 1, 1998, the Company amended and standardized its plan as required by the Code. Pursuant to the amended plan, qualified employees may contribute a percentage of their pretax eligible compensation to the Plan and the Company will match a percentage of each employee's contribution. Additionally, the Company has a profit-sharing plan covering all eligible employees. Contributions by the Company are at the discretion of management. The amount of contributions recorded by the Company in 2007, 2006 and 2005 amounted to $93,698, $65,823 and $91,318, respectively.

11. MAJOR CUSTOMER:

Sixty-three percent (63%) of sales in 2007, 75% of sales in 2006 and 96% of sales in 2005 were directly to the U.S. government. Seventy-nine percent (79%) and 85% of accounts receivable at December 31, 2007 and 2006, respectively, were from the U. S. government. In additional, 31% of sales in 2007 were to one company.

12. SUMMARY OF QUARTERLY INFORMATION (UNAUDITED)

The following table sets forth certain unaudited quarterly statement of operations data from the eight quarters ended December 31, 2007. This information is unaudited, but in the opinion of management, it has been prepared substantially on the same basis as the audited financial statements appearing elsewhere in this report, and all necessary adjustments, consisting only of normal recurring adjustments, have been included in the amounts stated below. The quarterly data should be read in conjunction with the current audited statements and notes thereto. The total of the quarterly EPS data may not be indicative of full year results.

	Quarter Ended			
2007	March 31,	June 30,	September 30,	December 31,
Revenue	$5,471,968	$7,490,669	$7,256,709	$7,766,130
Income from Operations	444,192	934,404	863,616	792,152
Net Income	268,189	575,448	535,136	528,123
Basic earnings per share	0.05	0.10	0.09	0.09
Diluted earnings per share	0.05	0.10	0.09	0.09

2006	March 31,	June 30,	September 30,	December 31,
Revenue	$5,030,193	$2,457,016	$4,412,931	$6,007,849
Income (Loss) from Operations	116,894	(2,038,334)	(12,577)	25,681
Net Income (Loss)	68,894	(1,333,334)	(12,577)	12,011
Basic earnings (loss) per share	0.01	(0.24)	(0.00)	0.00
Diluted earnings (loss) per share	0.01	(0.24)	(0.00)	0.00

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
CPI Aerostructures, Inc.

We have audited the accompanying balance sheets of CPI Aerostructures, Inc. as of December 31, 2007 and 2006, and the related statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CPI Aerostructures, Inc. as of December 31, 2007 and 2006, and its results of operations and cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 8, the Company changed its method of accounting for stock-based compensation upon adoption of Statement of Financial Accounting Standards No. 123(R), "Share-Based Payment."

J.H. Cohn LLP

Jericho, New York
March 18, 2008

MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

Our common shares are listed on the American Stock Exchange under the symbol CVU. The following table sets forth for 2007 and 2006, the high and low sales prices of our common shares for the periods indicated, as reported by the American Stock Exchange.

Period	High	Low
2006		
Quarter Ended March 31, 2006	$10.35	$7.95
Quarter Ended June 30, 2006	$8.17	$7.12
Quarter Ended September 30, 2006	$7.25	$4.35
Quarter Ended December 31, 2006	$7.25	$4.50
2007		
Quarter Ended March 31, 2007	$7.25	$6.50
Quarter Ended June 30, 2007	$8.35	$6.60
Quarter Ended September 30, 2007	$9.10	$7.79
Quarter Ended December 31, 2007	$8.73	$7.60

On March 20, 2008, the closing sale price for our common shares on the American Stock Exchange was $8.55. On March 20, 2008, there were 160 holders of record of our common shares and, we believe, over 2,200 beneficial owners of our common shares.

Dividend Policy

To date, we have not paid any dividends on our common shares. Any payment of dividends in the future is within the discretion of our board of directors and will depend on our earnings, if any, our capital requirements and financial condition and other relevant factors. Our board of directors does not intend to declare any cash or other dividends in the foreseeable future, but intends instead to retain earnings, if any, for use in our business operations.

CORPORATE INFORMATION

Officers

Edward J. Fred
President and
Chief Executive Officer

Vincent Palazzolo
Chief Financial Officer

Douglas McCrosson
Vice President,
Operations

Board of Directors



Eric Rosenfeld
Chairman



Edward J. Fred
President and
Chief Executive Officer



Harvey Bazaar
President and CEO
BKF Capital Group, Inc.



Kenneth McSweeney
Principal
K.F. McSweeney, Unlimited



Walter Paulick
President
W.R. Paulick and
Associates, Inc.

Corporate Headquarters
CPI Aero
60 Heartland Boulevard
Edgewood, NY 11717
Tel: (631) 586-5200
Fax: (631) 586-5814
www.cpiaero.com

Transfer Agent
Communications regarding change of address, transfer of stock ownership, or lost stock certificates should be directed to:
American Stock Transfer
59 Maiden Lane
New York, NY 10038

Common Stock
CPI Aerostructures' common stock trades on The American Stock Exchange under the symbol CVU.

Counsel
Graubard Miller
405 Lexington Avenue
19th Floor
New York, NY 10036

Independent Auditors
J.H. Cohn LLP
100 Jericho Quadrangle
Jericho, NY 11753

Investor Relations
The Equity Group Inc.
800 Third Avenue — 36th Floor
New York, NY 10022
(212) 371-8660

Stockholder Contact and Form 10-K
Stockholders are encouraged to contact the Company with questions or requests for information. A copy of the Company's Annual Report on Form 10-K for the year ended December 31, 2006, as filed with the Securities and Exchange Commission, will be sent to stockholders free of charge upon written request. Inquiries should be directed to:

Chief Financial Officer
CPI Aero
60 Heartland Boulevard
Edgewood, NY 11717
(631) 586-5200
or contact the Company at its website,
www.cpiaero.com



AERO

CPI Aerostructures, Inc.
60 Heartland Blvd.
Edgewood, NY 11717

www.cpiaero.com

END